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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*


                          Russ Berrie and Company, Inc.
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                                (Name of Issuer)


                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)


                                   782233 10 0
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                                 (CUSIP Number)


                             Joel I. Greenberg, Esq.
              Kaye Scholer LLP, 425 Park Avenue, New York, NY 10022
                                 (212) 836-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 1, 2004
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             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                       (Continued on following pages)
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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 782233 10 0                    13D                   Page 2 of 8 Pages

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         NAMES OF REPORTING PERSONS
    1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

         The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (TIN 22-2620908)

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         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
    2                                                                    (b) [ ]

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         SEC USE ONLY
    3
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         SOURCE OF FUNDS
    4
         N/A

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         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    5    ITEM 2(d) OR 2(e)                                                   [ ]


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         CITIZENSHIP OR PLACE OF ORGANIZATION
    6
         State of New Jersey

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     NUMBER OF              SOLE VOTING POWER
                       7
       SHARES               4,782,252 Common Shares
                       ---------------------------------------------------------
    BENEFICIALLY               SHARED VOTING POWER
                       8
      OWNED BY              0
                       ---------------------------------------------------------
                             SOLE DISPOSITIVE POWER
        EACH           9
                            4,782,252 Common Shares
                       ---------------------------------------------------------
     REPORTING              SHARED DISPOSITIVE POWER
                       10
       PERSON               0

        WITH
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         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
         4,782,252 Common Shares

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         CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   12    (See Instructions)           [ ]

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         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   13
         23.0%

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         TYPE OF REPORTING PERSON (See Instructions)
   14
         CO
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                                                               Page 3 of 8 Pages


                         AMENDMENT NO. 3 TO SCHEDULE 13D

      The Statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares") of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on January 6, 2003 (the "Original 13D"), as amended by Amendment No. 1 to the Statement on Schedule 13D, filed on July 15, 2003, and Amendment No. 2 to the Statement on Schedule 13D, filed on May 4, 2004 (the Original 13D as so amended, the "Schedule 13D"), is hereby further amended as follows.

ITEM 2.     IDENTITY AND BACKGROUND

            The first paragraph under caption "(b) - (c)" of Item 2 is hereby deleted and replaced with the following:

            "Ms. Berrie is the Vice Chairman of the Board of Directors of the Company and President of the Foundation. Her business address is c/o the Foundation, Glenpointe Centre East -- 7th Floor, 300 Frank W. Burr Boulevard, Teaneck, New Jersey 07666."

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The following is hereby added to the end of Item 3:

            "On October 1, 2004, the Annuity Trust made a required disposition of 227,151 Common Shares to the Foundation, in accordance with the terms of the Trust Agreement governing the Annuity Trust. The Annuity Trust is currently being terminated in accordance with the terms of the Trust Agreement governing the Annuity Trust. All Common Shares held by Ilan Kaufthal were acquired through the exercise of options for cash."

ITEM 4.     PURPOSE OF TRANSACTION

            As the Annuity Trust is being terminated as described in Item 3 above, references to the "Annuity Trust" and "the Trust Agreement governing the Annuity Trust" are hereby deleted from the third sentence of Item 4.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Item 5 is hereby deleted in its entirety and replaced with the following:

            "(a) Aggregate amount and percentage of class beneficially owned by:

                  (i) The Russell Berrie Foundation, a New Jersey Nonprofit Corporation - 4,782,252 Common Shares; 23.0%

                  (ii)  Angelica Urra Berrie - 4,634,234 Common Shares;
                        22.2%

                  (iii) Scott Berrie - 37,971 Common Shares; 0.18%

                  (iv)  Ilan Kaufthal - 4,630,451 Common Shares; 22.2%

                  (v)   Norman Seiden - 2,771,988 Common Shares; 13.3%

                  (vi)  Myron Rosner - 4,627,958 Common Shares; 22.2%

                  Percentage beneficial ownership is calculated based on 20,829,645 Common Shares outstanding as of August 2, 2004, as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the Securities and Exchange Commission on August 9, 2004.
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                                                               Page 4 of 8 Pages


                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden, Rosner and Scott Berrie, the share holdings disclosed herein do not include the Common Shares beneficially owned by the Foundation. The foregoing individuals disclaim beneficial ownership of the Common Shares beneficially owned by the Foundation.

                  With respect to Scott Berrie, the share holdings disclosed herein include the 22,000 Common Shares beneficially owned by his wife.

                  With respect to Ms. Berrie and Messrs. Kaufthal and Rosner, each of whom is an executor of the Estate of Mr. Russell Berrie, the share holdings disclosed hereunder for each of them include the 1,852,463 Common Shares held by the Estate of Mr. Russell Berrie.

                  With respect to Ms. Berrie, and Messrs. Kaufthal, Seiden and Rosner, the share holdings disclosed hereunder for each of them include the 2,771,988 Common Shares held by The Russell Berrie 2002A Trust, of which each of the foregoing, among others, is a trustee.



            (b)*  (i)   The Russell Berrie Foundation, a New Jersey
                           Nonprofit Corporation, has:

                        (1) Sole power to vote or to direct the vote:

                               4,782,252 Common Shares

                        (2) Sole power to dispose or to direct the disposition
                  of:

                               4,782,252 Common Shares

                  (ii)  Angelica Urra Berrie has:

                        (1) Sole power to vote or to direct the vote:

                               9,783 Common Shares

                        (2) Shared power to vote or to direct the vote:

                              4,624,451 Common Shares

                        (3) Sole power to dispose or to direct the disposition
                  of:

                               9,783 Common Shares

                        (4) Shared Power to dispose or to direct the disposition
                  of:

                              4,624,451 Common Shares

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                                                               Page 5 of 8 Pages

                  (iii) Scott Berrie has:

                        (1) Sole power to vote or to direct the vote:

                              15,971 Common Shares

                        (2) Shared power to vote or to direct the vote:

                              22,000 Common Shares

                        (3) Sole power to dispose or to direct the disposition
                  of:

                              15,971 Common Shares

                        (4) Shared power to dispose or to direct the disposition
                  of:

                              22,000 Common Shares

                  (iv)  Ilan Kaufthal has:

                        (1) Sole power to vote or to direct the vote:

                               6,000 Common Shares

                        (2) Shared power to vote or to direct the vote:

                              4,624,451 Common Shares

                        (3) Sole power to dispose or to direct the disposition
                  of:

                               6,000 Common Shares

                        (4) Shared Power to dispose or to direct the disposition
                  of:

                              4,624,451 Common Shares

                  (v)   Norman Seiden has:

                        (1) Shared power to vote or to direct the vote:

                              2,771,988 Common Shares

                        (2) Shared Power to dispose or to direct the disposition
                  of:

                              2,771,988 Common Shares

                  (vi)  Myron Rosner has:

                        (1) Sole power to vote or to direct the vote:

                               2,757 Common Shares

                        (2) Shared power to vote or to direct the vote:

                              4,625,201 Common Shares

                        (3) Sole power to dispose or to direct the disposition
                  of:
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                                                               Page 6 of 8 Pages

                               2,757 Common Shares

                        (4) Shared Power to dispose or to direct the disposition
                  of:

                              4,625,201 Common Shares

            * With respect to the Common Shares that Mr. Rosner holds as joint tenant with his spouse, Liesa Rosner, her business address is 155 Leroy Street, Tenafly, New Jersey 07670. Liesa Rosner is employed as a social worker with the Tenafly Board of Education, whose address is 500 Tenafly Road, Administration Building, Tenafly, NJ 07670, and she is a citizen of the United States. Mrs. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to the Common Shares that Mr. Scott Berrie shares voting and dispositive power with his spouse, Patricia Willens, her business address is One Centre Street, 24th Floor, New York, NY 10007, where she is employed as a journalist with WNYC Radio, and she is a citizen of the United States. Ms. Willens has not been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of
            Schedule 13D, in each case during the last five years. With respect to all other individuals with whom persons named in response to this paragraph (b) share voting and dispositive power over Common Shares ((i) Ms. Berrie, Mr. Kaufthal and Mr. Rosner as co-executors of the Estate of Mr. Russell Berrie and (ii) Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal, Seiden and Rosner as co-trustees with respect to the 2002A Trust), the information required by Item 2 of Schedule 13D can be found herein under Item 2 with respect to Ms. Berrie and Messrs. Rosner, Kaufthal and Seiden. Mr. Weston serves as Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company. The corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068. Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores. The corporation's (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662. Each of Messrs. Weston and Benaroya are citizens of the United States. Neither Mr. Weston nor Mr. Benaroya has been convicted of any of the offenses set forth in paragraph (d) of Item 2 of Schedule 13D, nor has either of them been party to any proceeding described in paragraph (e) of Item 2 of
            Schedule 13D, in each case during the last five years.

            (c)   (i)   Mr. Rosner, as sole trustee of the Annuity Trust,
                        effected the following transaction during the past sixty days:

                        (1) On October 1, 2004, the Annuity Trust transferred
                  227,151 Common Shares to the Foundation, as described in Item 3 above.

                  (ii)  (1)   On October 1, 2004, the Foundation transferred
                  91,097 Common Shares as a charitable contribution.

                        (2) On October 1, 2004, the Foundation transferred
                  17,242 Common Shares as a charitable contribution.

                        (3) On October 1, 2004, the Foundation transferred
                  34,483 Common Shares as a charitable contribution.

                        (4) On October 1, the Foundation transferred 99,289
                  Common Shares as a charitable contribution.
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                                                               Page 7 of 8 Pages




                  (iii) (1) On September 27, 2004, Mr. Scott Berrie sold 3,400 Common Shares at $19.77 for an aggregate purchase price of $67,218 through brokerage transactions in the open market.

                        (2) On September 28, 2004, Mr. Scott Berrie sold 4,600
                  Common Shares at $19.75 for an aggregate purchase price of $90,850 through brokerage transactions in the open market.

                        (3) On September 29, 2004, Mr. Scott Berrie sold 3,000
                  Common Shares at $19.75 for an aggregate purchase price of $59,250 through brokerage transactions in the open market.

                        (4) On October 4, 2004, Mr. Scott Berrie sold 7,500
                  Common Shares at $19.75 for an aggregate purchase price of $148,125 through brokerage transactions in the open market.


                  (iv) In the past sixty days, none of Ms. Berrie or Messrs. Kaufthal or Seiden has effected any transactions in Common Shares.

            (d) Except as described in the Original 13D, as amended, and except as to 750 Common Shares that Mr. Rosner holds as joint tenant with his spouse, and 22,000 Common Shares held by the spouse of Mr. Scott Berrie, Patricia Willens, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered hereby.

            (e)   Not applicable."
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                                                               Page 8 of 8 Pages


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 27, 2004


                                          THE RUSSELL BERRIE FOUNDATION, A
                                          NEW JERSEY NONPROFIT CORPORATION


                                          By: /s/ Myron Rosner
                                              --------------------------------
                                                Name: Myron Rosner
                                                Title: Secretary